SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:   February 11, 2004

Tel Aviv Stock Exchange Ltd	Israel Securities Authority
54 Achad Ha'am St	22 Kanfei Nesharim St
65202 Tel Aviv	95464 Jerusalem

re: RoboGroup T.E.K. Ltd - Immediate Disclosure

In furtherance of the announcements dated December 14, 2003, and December 16, 2003 by RoboGroup T.E.K. Ltd. (the "Company" or "RoboGroup"), regarding the suit filed by the Company and its subsidiary, Robotec Technologies Ltd. ("Robotec Technologies"), against Furier System (1989) Ltd. ("Furier"), the Company announced that Furier has filed a counter claim for approximately NIS 3 million against the Company and Robotec Technologies.

In the opinion of the Company's legal advisors, the counter claim is frivolous and the Company has good defenses against such suit.

Without derogating from the above, the Company is unable to estimate at this stage the results of the suit it filed nor the results of the counter claim.

Very truly yours

RoboGroup T.E.K Ltd

February 11, 2004